

April 12, 2021

Christopher Turner
Chief Financial Officer
Yum! Brands Inc.
1441 Gardiner Lane
Louisville, Kentucky 40213

  Re: Yum! Brands Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2020
    Filed February 22, 2021
    File No. 1-13163

Dear Mr. Turner:

  We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

1. We note your presentation of restaurant profit and restaurant profit margin as performance metrics. Please tell us your consideration of presenting these measures as non-GAAP financial measures as defined in Item 10(e)(2) of Regulation S-K and providing the disclosures required in Item 10(e)(1)(i) of Regulation S-K. Additionally, please remove the restaurant profit and restaurant margin % from the "GAAP Results" disclosure on page 35 of your Form 10-K.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tony Watson at (202) 551-3318 or Suying Li at (202) 551-3335 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services